Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

		Years ended December 31
		2004		2003		2002		2001
	(Dollars in millions)	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	2000

	General Electric Company
	and consolidated affiliates

	Earnings (a)	$21,034	$21,408	$20,194	$20,601	$19,217	$19,298	$20,049	$19,967	$18,873
Plus:	Interest and other financial
	charges included in expense	11,972	12,101	10,515	10,582	10,321	10,256	11,212	11,250	11,903
	One-third of rental expense (b)	623	623	542	542	584	584	566	566	608

	Adjusted “earnings”	$33,629	$34,132	$31,251	$31,725	$30,122	$30,138	$31,827	$31,783	$31,384

	Fixed Charges:
	Interest and other financial charges	$11,972	$12,101	$10,515	$10,582	$10,321	$10,256	$11,212	$11,250	$11,903
	Interest capitalized	92	92	48	48	53	53	98	98	124
	One-third of rental expense (b)	623	623	542	542	584	584	566	566	608

	Total fixed charges	$12,687	$12,816	$11,105	$11,172	$10,958	$10,893	$11,876	$11,914	$12,635

	Ratio of earnings to fixed charges	2.65	2.66	2.81	2.84	2.75	2.77	2.68	2.68	2.48

(a)	Earnings before income taxes, minority interest and cumulative effect of accounting changes.
(b)	Considered to be representative of interest factor in rental expense.